EXHIBIT 21.1

                   SUBSIDIARIES OF THE COMPANY


                                                      State or
                                                  Jurisdiction of
                                                 Incorporation or
                                            Organization     % Owned

(1)  Jefferson Smurfit Corporation (U.S.)     Delaware          100%
(2)  Smurfit Newsprint Corporation            Delaware          100%
(3)  Packaging Unlimited, Inc.                Delaware          100%
(4)  JSC International Sales, Inc.            Barbados          100%
(5)  CCA de Baja California, S.A. de C.V.     Mexico D.F.       100%
(6)  Jefferson Smurfit Finance Corporation    Delaware          100%
(7)  Groveton Paper Board, Inc.               New Hampshire   62.94%
(8)  Michigan Can & Tube, Inc.                Michigan          100%